UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evergreen Solar, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

30033R306
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R306	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$500,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 114,943 Shares

$6,420,729 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 562,077 Shares

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$500,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 114,943 Shares

$6,420,729 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 562,077 Shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$500,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 114,943 Shares

$6,420,729 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 562,077 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.72%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 30033R306	13G/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$500,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 114,943 Shares

$6,420,729 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 562,077 Shares

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$500,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 114,943 Shares

$6,420,729 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 562,077 Shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$500,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 114,943 Shares

$6,420,729 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 562,077 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.72%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No. 30033R306	13G/A	Page 4 of 5 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on February 28, 2011, (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, $0.01 par value per share (the "Shares"), of Evergreen Solar, Inc., a Delaware corporation (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row (11) of the cover page for each Reporting Person is based on 38,579,067 Shares issued and outstanding as of May 6, 2011, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011, filed with the Securities and Exchange Commission on May 12, 2011, and assumes the conversion of the reported 4.0% Convertible Subordinated Additional Cash Notes due 2020 and 13.0% Convertible Senior Secured Notes due 2015.

        The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 30033R306	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE:  February 13, 2012

GLG PARTNERS LP

By: /s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED,
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Emmanuel Roman
Name: Emmanuel Roman
Title: Co CEO/COO